Summary Translation	Exhibit 4.80

Security Deposit Agreement

Contract No.：2011JIYINDAIZIDI11320445

Party A：CITIC Shijiazhuang Branch

Party B：Ganglian Finance Leasing Co., Ltd.

Signing Date：June 29, 2011

Length of maturity：From June 29, 2011 to December 22, 2012

Definition of Security：

The “Security” hereunder means the fund Party B deposited into a margin account specially designated by Party A, which is practically controlled and owned by Party A. This fund is particularly used to guarantee the repayment of the loan under the Master Contract. The nature of the Security is movable pledge, and Party A has the priority of compensation with all the fund from the margin account.